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                                                                    Exhibit 12.1

               Computation of Ratio of Earnings to Fixed Charges

     For purposes of computing the ratio of earnings to fixed charges (i) "earnings" consist of pre-tax earnings plus fixed charges (adjusted to exclude the amount of any capitalized interest), and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt issuance costs and discount relating to any indebtedness, whether expensed or capitalized, and the portion of rental expense (approximately one-third) estimated to be representative of an interest factor. For the years ended November 30, 2000 and November 30, 1996 and the year ended November 30, 2000 (pro forma), earnings were inadequate to cover fixed charges by $83.7 million, $6.9 million and $78.3 million, respectively. For the nine months ended August 31, 2000, earnings were inadequate to cover fixed charges by $62.5 million.